Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series B	$400,000,000	$42,800
______________
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. The filing fee of $42,800 is being paid in connection with the registration of these Medium-Term Notes, Series B.

PRICING SUPPLEMENT NO. 6A	Rule 424(b)(2)
DATED: November 16, 2006 +	File No. 333-136666
January 3, 2007 ++
January 4, 2007 +++
(To Prospectus dated August 16, 2006,
and Prospectus Supplement dated August 16, 2006)

THE BEAR STEARNS COMPANIES INC.
Medium-Term Notes, Series B

Principal Amount: $1,000,000,000	Floating Rate Notes [x]	Book Entry Notes [x]
Original Issue Date: 11/21/06 ^ 1/8/07 ^^	Fixed Rate Notes [ ]	Certificated Notes [ ]

Maturity Date: 11/21/16	CUSIP#: 073928S46

Option to Extend Maturity:	No Yes	[x] [ ] Final Maturity Date:

Redeemable On	Redemption Price(s)	Optional Repayment Date(s)	Optional Repayment Price(s)
N/A	N/A	N/A	N/A

Applicable Only to Fixed Rate Notes:

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:

Interest Rate Basis:	Maximum Interest Rate: N/A

[ ] Commercial Paper Rate	Minimum Interest Rate: N/A

[ ] Federal Funds Effective Rate

[ ] Federal Funds Open Rate	Interest Reset Date(s): *

[ ] Treasury Rate	Interest Reset Period: Quarterly

[ ] LIBOR Reuters	Interest Payment Date(s): **

[x] LIBOR Telerate

[ ] Prime Rate

[ ] CMT Rate

Initial Interest Rate: 5.765%	Interest Payment Period: Quarterly

Index Maturity: Three months

Spread (plus or minus): +0.39%

+	$600,000,000 was traded on November 16, 2006.
++	$325,000,000 was traded on January 3, 2007.
+++	$75,000,000 was traded on January 4, 2007.
^	$600,000,000 was issued on November 21, 2006.
^^
$400,000,000 was issued on January 8, 2007. The price for the Notes issued on January 8, 2007 is the principal amount plus accrued interest from November 21, 2006 plus a premium of 0.1130% of the principal amount.

*	Commencing February 21, 2007 and on the 21st of each May, August, November and February thereafter prior to Maturity.
**	Commencing February 21, 2007 and on the 21st of each May, August, November and February thereafter up to and including the Maturity date.

The distribution of Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.
We intend to treat the Notes as variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single qualified floating rate for U.S. federal income tax purposes.

Each Note will be issued in minimum denominations of $1,000 and $1,000 multiples thereafter; provided, however, that the minimum purchase for any purchaser domiciled in a Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the Member States of the European Union) shall be $100,000.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Bear Stearns Companies Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this pricing supplement, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The distribution of this pricing supplement and the accompanying prospectus and prospectus supplement and the offer or sale of the Notes in certain other jurisdictions may be restricted by law. Persons who come into possession of this pricing supplement and the accompanying prospectus and prospectus supplement or any Notes must inform themselves about and observe any applicable restrictions on the distribution of this pricing supplement and the accompanying prospectus and prospectus supplement and the offer and sale of the Notes.